BANCO ITAU HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23                                       NIRE. 35300010230
                            A Publicly Listed Company



                     MEETING OF THE ADMINISTRATIVE COUNCIL
                                OF APRIL 28 2004


         On April 28, 2004 at 4:00 p.m., the Administrative Council of BANCO ITAU HOLDING FINANCEIRA S.A. met at the company's head office under the chairmanship of Dr. Olavo Egydio Setubal, with the legal quorum present, for the following purposes:

a) to appoint the Chairman and the Vice Chairmen of the Administrative Council for the annual term of office to expire on the date that members elected by the ordinary general meeting of 2005 take up their positions, as well as the substitute of the Chairman in the event of impediment;

b) to appoint the members of the Options Committee and the Audit Committee and elect the individuals who shall make up the Advisory Board, the International Advisory Board and the Board of Directors, defining the specific areas of responsibility each one of the directors, all to enjoy an annual term of office which shall continue until those elected at the first meeting of the Administrative Council immediately following the ordinary general meeting of 2005, take up their positions.

         The meeting having been declared in session, the Council Members unanimously appointed as Chairman of the Administrative Council: Dr. OLAVO EGYDIO SETUBAL; Vice Chairmen: Dr. JOSE CARLOS MORAES ABREU, Dr. ALFREDO EGYDIO ARRUDA VILLELA FILHO and Dr. ROBERTO EGYDIO SETUBAL.

         The Council Members further decided that in the event of his eventual impediment or absence, the Vice Chairman, Dr. Jose Carlos Moraes Abreu, shall substitute the Chairman of the Administrative Council, Dr. Olavo Egydio Setubal.

         The Chairman then announced that it was incumbent on the Administrative Council to decide on the members to comprise the Options Committee and the Audit Committee, for a term of office that shall terminate on the same date as the members of the Administrative Council.

         The Council Members, having examined the matter decided unanimously that the said statutory bodies shall comprise the following members:

a)    OPTIONS COMMITTEE
      Chairman: OLAVO EGYDIO SETUBAL
      Members: CARLOS DA CAMARA PESTANA, JOSE CARLOS MORAES ABREU, ROBERTO EGYDIO SETUBAL and ROBERTO TEIXEIRA DA COSTA

b)    AUDIT COMMITTEE Chairman: CARLOS DA CAMARA PESTANA
      Members: ALCIDES LOPES TAPIAS and TEREZA CRISTINA GROSSI TOGNI

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Meeting of the Administrative Council of April 28, 2004

c) to appoint as specialist to the Audit Committee of the Itau Financial Conglomerate, with responsibilities pursuant to Resolution 3081 of the National Monetary Council and the Sarbanes-Oxley Act of the United States Congress, Council Member, Tereza Cristina Grossi Togni, due to her undoubted knowledge in the accounting and auditing areas.

         Having examined the contents of Article 8 of the articles of association, the Council Members unanimously decided that the Board of Directors shall be made up of 7 (seven) positions comprising a Chief Executive Officer, 2
(two) Senior Vice Presidents, 1 (one) Executive Vice President, 2 (two) Executive Directors and the Legal Advisor.

         Passing on to the election of members per se and initially verifying compliance of the individuals to be elected with the prior conditions for eligibility pursuant to Articles 146 and 147 of Law 6,404/76, Article 3 of Resolution 3,041/02 of the National Monetary Council and Instruction 367/02 of the Brazilian Securities Commission (CVM), Council Members unanimously decided to elect the following as qualified below to comprise the Board of Directors for the next annual term of office:

1) - Chief Executive Officer: ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 4.548.549, enrolled in the Brazilian tax register (CPF) under number 007.738.228-52, domiciled in the city of Sao Paulo at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Itausa - 10th floor;

2) - Senior Vice Presidents: HENRI PENCHAS, Brazilian, widower, engineer, bearer of Brazilian identity card RG-SSP/SP number 2.957.281, enrolled in the Brazilian tax register (CPF) under number 061.738.378-20, domiciled in the city of Sao Paulo at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Conceicao - 12th floor; and SERGIO SILVA DE FREITAS, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 6.523.309, enrolled in the Brazilian tax register (CPF) under number 007.871.838-49, domiciled in the city of Sao Paulo at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Eudoro Villela - 6th floor;

3) - Executive Vice President: ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of Brazilian identity card RG-SSP/SP number 6.045.777, enrolled in the Brazilian tax register (CPF) under number 014.414.218-07, domiciled in the city of Sao Paulo at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Eudoro Villela - 13th floor;

4) - Executive Directors: RODOLFO HENRIQUE FISCHER, Brazilian, single, engineer, bearer of Brazilian identity card RG-SSP/SP number 5.228.587-X, enrolled in the Brazilian tax register (CPF) under number 073.561.718-05, domiciled in the city of Sao Paulo at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Eudoro Villela - Piso Zero; and SILVIO APARECIDO DE CARVALHO, Brazilian, divorced, business administrator, bearer of Brazilian identity card RG-SSP/SP number 3.293.653, enrolled in the Brazilian tax register
     (CPF) under number 391.421.598-49, domiciled in the city of Sao Paulo at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Conceicao - 12th floor;

5) - Legal Advisor: LUCIANO DA SILVA AMARO, Brazilian, divorced, lawyer, bearer of Brazilian identity card RG-SSP/SP number 3.413.990, enrolled in the Brazilian tax register (CPF) under number 105.883.708-78, domiciled in the city of Sao Paulo at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Conceicao - 12th floor.

         Additionally, it was unanimously decided pursuant to the regulatory provisions of the Central Bank of Brazil and the Brazilian Securities Commission-CVM, to appoint:

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BANCO ITAU HOLDING FINANCEIRA S.A.                                        page 3
Meeting of the Administrative Council of April 28, 2004

a) - as Director responsible for the Commercial, Investment, Credit Finance and Investment, Home Mortgage Credit and Leasing Portfolios - SERGIO SILVA DE FREITAS

b) - Director responsible for the Accounting Area and for the External Audit Supervision, Central Risk System Unit, Market Risk Management, Liquidity Risk Control, Foreign Exchange Risk, Prevention and Combating of Money Laundering and the UNICAD System - HENRI PENCHAS

c) - Director responsible for Committed, Rural Credit, Foreign Exchange and SWAP Operations and for the Brazilian Payments System and for the Deposit Accounts - RODOLFO HENRIQUE FISCHER

d)   - Investor Relations Director - ALFREDO EGYDIO SETUBAL

         The item on the agenda in relation to the composition of the Advisory Board for the next annual term of office was then examined, the meeting's participants deciding unanimously to reelect Advisory Board's current members as follows: FERNANDO DE ALMEIDA NOBRE NETO, Brazilian, married, lawyer, bearer of Brazilian identity card RG-SP/SP number 3.931.092, enrolled in the Brazilian tax register (CPF) under number 002.936.448-53, domiciled at Rua Butanta, 461, 5th floor in the city and state of Sao Paulo, JOAQUIM FRANCISCO MONTEIRO DE CARVALHO, Brazilian, married, engineer, bearer of Brazilian identity card RG-IFP/RJ number 456.248, enrolled in the Brazilian tax register (CPF) under number 007.906.057-91, domiciled at Av. Rio Branco, 80, 11th floor, in the city and state of Rio de Janeiro, LICIO MEIRELLES FERREIRA, Brazilian, widower, industrialist, bearer of Brazilian identity card RG-SSP/SP number 280.844, enrolled in the Brazilian tax register (CPF) under number 006.528.148-91, domiciled at Rua Boquim, 589, in the city and state of Sao Paulo and LUIZ EDUARDO CAMPELLO, Brazilian, widower, industrialist, bearer of Brazilian identity card RG-SSP/SP number 469.836, enrolled in the Brazilian tax register
(CPF) under number 007.362.288-53, domiciled at Rua Nicaragua, 220 in the city and state of Sao Paulo.

         Turning to the item on the election of members of the International Advisory Board, the chairman pointed out that pursuant to Article 11 of the Articles of Association, the Chief Executive Officer Dr. Roberto Egydio Setubal, in his position as permanent member, must be included as well as from 3 to 20 individuals elected from among the management and personalities of recognized competence in the international financial and economic field.

         The matter was discussed and voted, the Council members deciding unanimously:

a)   to elect as members of the International Advisory Board the following 10
     (ten) individuals qualified as follows: ARTUR EDUARDO BROCHADO DOS SANTOS SILVA, Portuguese, married, lawyer, Identity Document (Portugal) number 1.960.575, domiciled at Rua Tenente Valadim, 284, Porto - Portugal; CARLOS DA CAMARA PESTANA, Portuguese, married, lawyer, bearer of Brazilian foreign residents' identity card number RNE/DPMAF-SE-W-289499-K, enrolled in the Brazilian tax register (CPF) under number 401.016.577-49, domiciled at Praca Alfredo Egydio de Souza Aranha, 100, Torre Itausa, 10th floor in the city and state of Sao Paulo; FERNAO CARLOS BOTELHO BRACHER, Brazilian, married, lawyer, bearer of Brazilian identity card RG-SSP/SP n(0)1.309.953, enrolled in the Brazilian tax

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BANCO ITAU HOLDING FINANCEIRA S.A.                                        page 4
Meeting of the Administrative Council of April 28, 2004


      register (CPF) under number 004.286.808-44, domiciled at Avenida Brigadeiro Faria Lima, 3.400 - 4th floor, the city and state of Sao Paulo; HENRI PENCHAS, Brazilian, widower, engineer, bearer of Brazilian identity card RG-SSP/SP number 2.957.281, enrolled in the Brazilian tax register
      (CPF) under number 061.738.378-20, domiciled at Praca Alfredo Egydio de Souza Aranha, 100, Torre Conceicao, 12th floor in the city and state of Sao Paulo; ISIDRO FAINE CASAS, Spanish, married, economist, National Identification Document (Spain) number 36.456.287, domiciled at Av. Diagonal, 621-629 - Torre I - 21(a)Planta - Barcelona - Spain; JOSE CARLOS MORAES ABREU, Brazilian, widower, lawyer, bearer of Brazilian identity card RG-SSP/SP number 463.218, enrolled in the Brazilian tax register
      (CPF) under number 005.689.298-53, domiciled at Praca Alfredo Egydio de Souza Aranha, 100, Torre Itausa, Piso Itausa, in the city and state of Sao Paulo; MARIA DE LOURDES EGYDIO VILLELA, Brazilian, divorced, psychologist, bearer of Brazilian identity card RG-SSP/SP number 2.497.608-8, enrolled in the Brazilian tax register (CPF) under number 007.446.978-91, domiciled at Praca Alfredo Egydio de Souza Aranha, 100, Torre Itausa, Piso Terraco, in the city and state of Sao Paulo; ROBERTO TEIXEIRA DA COSTA, Brazilian, married, economist, bearer of Brazilian identity card RG-SSP/SP number 3.246.995-0, enrolled in the Brazilian tax register (CPF) under number 007.596.358-20, domiciled at Rua Pedro Avancine, 73 - 8th floor in the city and state of Sao Paulo; RUBENS ANTONIO BARBOSA, Brazilian, married, lawyer, identity card number M.R.E. 1323, enrolled in the Brazilian tax register (CPF) under number 090.564.241-49, domiciled at Avenida Brigadeiro Faria Lima, 2.055 - 9th floor in the city and state of Sao Paulo; and SERGIO SILVA DE FREITAS, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 6.523.309, enrolled in the Brazilian tax register (CPF) under number 007.871.838-49, domiciled at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Eudoro Villela - 6th floor in the city and state of Sao Paulo;

b) to appoint the Member Roberto Egydio Setubal as Chairman of the International Advisory Committee.

         Concluding the agenda of the day, the Chairman reminded the meeting's participants that all those elected would take up their positions, once the meeting's decisions had been duly ratified by the Central Bank of Brazil, the Audit Committee to prepare its regulations with operational rules for functioning as from the second semester, to be submitted for approval by Administrative Council, and made available to the stockholders.

         With the items on the agenda concluded, the Chairman requested that the respective minutes be transcribed. With these having been read and signed by all, the meeting was declared closed. Sao Paulo-SP, April 28 2004. (signed) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice Chairmen; Alcides Lopes Tapias, Carlos da Camara Pestana, Fernao Carlos Botelho Bracher, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni - Council Members.



                                               ALFREDO EGYDIO SETUBAL
                                             Investor Relations Director